LANXESS
Energizing Chemistry

RECEIVED

2006 NOV 22 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LANXESS AG / 51369 Leverkusen, Deutschland

Officer of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA


06018687

SUPPL

13 November 2006

LANXESS AG
Dr. Stephanie Coßmann
Law & Intellectual Property
Building K 10 / Room 3090
51369 Leverkusen

Phone +49 214-30-43807
Fax +49 214-30-24806
www.lanxess.com

Managment Board:
Dr. Axel C. Heitmann
(Chairmanr)
Dr. Ulrich Koemm
Dr. Martin Wienkenhöver
Matthias Zachert

Chairman of the Supervisory Board:
Dr. Rolf Stomberg

Seat of the Company: Leverkusen
Local Court of Cologne
HRB 53652
UST-ID-Nr. DE 814 213 113

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934- File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

Dr. Stephanie Coßmann

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Enclosure:

Ad hoc Announcement Divestment BU TPC



Ad-hoc publication

LANXESS divests textile processing chemicals business

LANXESS AG
Investor Relations
Phone +49 214 30-23851
Fax +49 214 30-40944

LANXESS textile processing chemicals business to be acquired by Dutch investor Egeria and business unit management

Leverkusen – Chemicals group LANXESS is divesting its textile processing chemicals business as previously announced. All the activities of the Textile Processing Chemicals (TPC) business unit outside of North America are to be acquired by Dutch investor Egeria and business unit management. The included business has sales of about EUR 130 million and employs some 330 people. With respect to the North American activities of TPC, other options are being examined.

The sale and purchase agreement with Egeria was signed this morning. The purchase price is EUR 54 million. The completion is expected to take place by the end of the year.

The TPC business unit employs some 380 people worldwide and has sales of EUR 150 million. LANXESS had announced the closure of the U.S. site at Wellford, South Carolina, as part of its second restructuring package. However, an evaluation of the future perspectives for the business unit textile processing chemicals has revealed other possible options for the activities in North America.

Leverkusen, November 10, 2006

